February 22, 2023

VIA EDGAR

Robert Babula

Gus Rodriguez

Ken Schuler

Irene Barberena-Meissner

Loan Lauren Nguyen

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ramaco Resources, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 3, 2023
File No. 333-267152

Ladies and Gentlemen:

This letter sets forth the responses of Ramaco Resources, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 17, 2023, with respect to the Company’s Amended Registration Statement on Form S-1, filed on February 3, 2023, File No. 333-267152 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 4 to the Registration Statement to Form S-1 (“Amendment No. 4”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 4. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Amendment No. 3 to Registration Statement on Form S-1, filed on February 3, 2023

Estimated Cash Available for Dividends for the Quarters Ending June 30, 2023, September 30, 2023 and December 31, 2023. Assumptions and Considerations, page 43

1.	We note your assumption that you anticipate CORE will receive an increase in royalty payments of approximately $7.9 million, or 69%, to $19.3 million for the year ending December 31, 2023 compared to the $11.4 million in the year ended December 31, 2022, based on existing sale contracts and the current forward market prices for coal similar in quality to yours. Please provide more details regarding your existing sale contracts and current forward market prices for coal and expand your discussion regarding the basis for your projected increase in royalty payments in 2023. For any assumption related to future sales where you do not currently have existing agreements in place, please make that clear and disclose the limitations on your ability to pay dividends.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 43 of Amendment No. 4.

General

2.	We note that you incorporate information by reference into your registration statement. However, it appears that you are ineligible to incorporate by reference because you have not yet filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year ended December 31, 2022. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended December 31, 2022, and update this section accordingly.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will not request effectiveness for the Registration Statement until the Company has filed its Annual Report on Form 10-K for the year ended December 31, 2022 and Definitive Proxy Statement on Schedule 14A. The Company will update the Registration Statement accordingly prior to requesting such effectiveness.

Sincerely,

/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Chairman and Chief Executive Officer

cc:	Matthew R. Pacey, P.C., Kirkland & Ellis LLP
Anthony L. Sanderson, Kirkland & Ellis LLP